FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2004


                              STELMAR SHIPPING LTD.
                 (Translation of registrant's name into English)

                                  Status Center
                                 2A Areos Street
                              Vouliagmeni, GR 16671
                                 Athens, Greece

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F  X      Form 40-F
                                      -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes      No  X
                                       -----    -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 99.1 is a press release issued on December 13, 2004, by Stelmar Shipping Ltd. (the "Company").

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              STELMAR SHIPPING LTD.
                                  (registrant)




Dated:  December 13, 2004                            By: /s/ Olga Lambrianidou
                                                         -----------------------
                                                   Name: Olga Lambrianidou
                                                  Title: Corporate Secretary




02509.0004 #533536

                                                                    EXHIBIT 99.1
FOR IMMEDIATE RELEASE


Company Contact:
Chuck Burgess
Managing Director
The Abernathy MacGregor Group
212-371-5999


          OSG TO ACQUIRE STELMAR SHIPPING FOR $48.00 PER SHARE IN CASH

ATHENS, Greece - December 13, 2004 - Stelmar Shipping Ltd. (NYSE: SJH) today announced that it has signed a definitive agreement with Overseas Shipholding Group, Inc. (NYSE: OSG) under which OSG will acquire Stelmar for $48.00 in cash per share of Stelmar common stock. The agreement was unanimously approved by Stelmar's Board of Directors. The price represents a premium of 92% over the closing price of Stelmar's common stock on May 14, 2004, the last trading day prior to the announcement of a proposal for a business combination involving Stelmar, and a premium of 8% over the closing price of Stelmar's common stock on December 10, 2004. The transaction has an aggregate equity market value of $843 million and a total value, including Stelmar's outstanding debt, of $1.3 billion.

The agreement resulted from the process conducted by a special committee of Stelmar's Board of Directors to solicit and negotiate proposals for the sale of Stelmar following shareholders' earlier rejection of an offer of $40 per share from affiliates of Fortress Investment Group. The OSG transaction is subject to approval by Stelmar's shareholders and other customary conditions. The companies expect to complete the transaction by the end of January 2005.

"The special committee of the Stelmar Board conducted a fair, open and thorough process for soliciting proposals for the sale of Stelmar, and we are pleased with the agreement we have reached with OSG," said Ray Miles, chairman of the special committee. "The committee has solicited the views of Stelmar's major shareholders throughout this process, and we believe that this transaction represents substantial value to all of our shareholders. We also expect that the combination of our two companies and our complementary fleets will create important benefits for our customers."

Morgan Stanley & Co. Incorporated and Jefferies & Company are serving as financial advisors to Stelmar. Morgan Stanley & Co. Incorporated also provided a fairness opinion to Stelmar in connection with the transaction.

Separately, in order to minimize potential distractions during the shareholder review of the OSG transaction, the Stelmar Board has approved an amendment to the Company's By-Laws that extends the period of time during which Stelmar shareholders may submit proposals to bring business before, and to nominate persons for election as directors at, any annual meeting of Stelmar shareholders. Under the Company's amended By-Laws, shareholders may submit proposals or nominations for consideration at the Company's 2005 Annual General Meeting by February 8, 2005. A significant shareholder has previously announced his intention to nominate directors for election at the Company's 2005 Annual General Meeting.

Conference Call and Webcast
The company will host a conference call today, December 13, 2004, at 10:30 a.m. Eastern Time to discuss the transaction. To access the call from within the United States, dial 800-231-5571. To access the call from outside of the United States, dial 973-582-2703. A replay of the conference call will be available until midnight on December 30, 2004. The replay number from within the United States is 877-519-4471; the replay number from outside the United States is 973-341-3080 and the access code required for the replay is 5509751. There will also be a simultaneous live webcast on Stelmar's Internet site at www.stelmar.com.

About Stelmar Shipping Ltd.
Stelmar Shipping Ltd. is an international provider of petroleum products and crude oil transportation services. Headquartered in Athens, Greece, Stelmar operates one of the world's largest and most modern Handymax and Panamax tanker fleets with an average age of approximately six years. Stelmar's 40 vessel fleet consists of 24 Handymax, 13 Panamax and three Aframax tankers. The Company's fleet includes two leased Aframax, and nine leased Handymax vessels. One hundred percent of the fully owned fleet is double-hull. In addition, four of the leased vessels are double-hull and the balance are double-sided. The Company, through its maintenance of a modern fleet and commitment to safety, has earned an excellent reputation for providing transportation services to major oil companies, oil traders and state-owned oil companies.

Forward-Looking Statements
This release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial conditions, including, in particular, statements regarding: TCE rates in the near term; time charter revenues; net operating days; tanker supply and demand; supply and demand for oil; expectations as to funding the Company's future capital requirements; future capital expenditures; the Company's growth strategy and measures to implement such strategy; environmental changes in regulation; cost savings and other benefits, the time charter and spot charter markets, our mix of time and spot charters, prospective earnings and utilization of our vessels, our insurance claims expectations and the expected completion and timing of the merger and other information relating to the merger. Words such as "expects", "intends", "plans", "believes", "anticipates", "estimates", and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; the cyclical nature of the tanker industry and its dependence on the oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

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